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SEC FILE NUMBER
8-69859

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL REPORTS
FORM X-17A-5
PART III

FACING PAGE
Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 01/01/25 (MM/DD/YY) AND ENDING 12/31/25 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: SUMMIT TRAIL SECURITIES, LLC

TYPE OF REGISTRANT (check all applicable boxes):
☑ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant
☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

140 EAST 45TH STREET
(No. and Street)

NEW YORK	NY	10017
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

LOUIS A ALMERINI	(908) 944-9897	LALMERINI@CFOPARTNERS.COM
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

CITRIN COOPERMAN & COMPANY, LLP
(Name – if individual, state last, first, and middle name)

50 ROCKEFELLER PLAZA	NEW YORK	NY	10020
(Address)	(City)	(State)	(Zip Code)

11/02/2005	2468
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, JOSEPH ERIGO _____, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of SUMMIT TRAIL SECURITIES, LLC _____, as of 12/31 _____, 2 025 ___, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

Signature

Title:
CEO

This filing contains (check all applicable boxes):**

- ☑ (a) Statement of financial condition.
- ☑ (b) Notes to consolidated statement of financial condition.
- ☐ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☐ (d) Statement of cash flows.
- ☐ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☐ (g) Notes to consolidated financial statements.
- ☐ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ☑ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☑ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☐ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: _____

**To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

SUMMIT TRAIL SECURITIES, LLC

STATEMENT OF FINANCIAL CONDITION
FORM X-17X-5
PART III

SEC FILE NO. 8-69859

AS OF DECEMBER 31, 2025
AND
REPORT OF INDEPENDENT REGISTERED
PUBLIC ACCOUNTING FIRM

Summit Trail Securities, LLC
Index to the Financial Statements
December 31, 2025
(CONFIDENTIAL PURSUANT TO RULE 17a-5)

Table of Contents



Citrin Cooperman & Company, LLP
Certified Public Accountants

50 Rockefeller Plaza
New York, NY 10020
T 212.697.1000 **F** 212.202.5107
citrincooperman.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Member
Summit Trail Securities, LLC

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of Summit Trail Securities, LLC as of December 31, 2025, and the related notes (collectively referred to as the "financial statement"). In our opinion, the financial statement presents fairly, in all material respects, the financial position of Summit Trail Securities, LLC as of December 31, 2025, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of Summit Trail Securities, LLC's management. Our responsibility is to express an opinion on Summit Trail Securities, LLC's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to Summit Trail Securities, LLC in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.

Citrin Cooperman & Company, LLP

We have served as Summit Trail Securities, LLC's auditor since 2025.
New York, New York
March 31, 2026


Summit Trail Securities, LLC
Statement of Financial Condition
December 31, 2025
(CONFIDENTIAL PURSUANT TO RULE 17a-5)


ASSETS

Cash and cash equivalents	$	419,177
Accounts receivable		171,675
Prepaid expenses		21,259
TOTAL ASSETS	$	612,111

LIABILITIES AND MEMBER'S EQUITY

Liabilities

Accrued expenses and other liabilities	$	31,211
Due to Parent		107,289
Commissions payable		68,621
TOTAL LIABILITIES		207,121

Member's equity

		404,990
TOTAL LIABILITIES AND MEMBER'S EQUITY	$	612,111

The accompanying notes are an integral part of this financial statement.

1.   **NATURE OF BUSINESS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES**

Summit Trail Securities, LLC (the "Company") is a securities broker-dealer registered with the Securities and Exchange Commission (the "SEC") and is a member of the Financial Industry Regulatory Authority, Inc. ("FINRA"). The Company is a limited liability company organized under the laws of the State of Delaware on September 14, 2016 and became a registered broker dealer and commenced operations on February 3, 2017. The Company is a wholly owned subsidiary of Summit Trail Advisors, LLC (the "Parent").

The principal business of the Company is private placement services for financial advisory clients and to act as a broker selling interests in hedge funds. The Company does not have any trading accounts, nor does it hold cash or securities for or on behalf of any customers or clients.

Basis of Presentation

The accompanying financial statement has been prepared in conformity with accounting principles generally accepted in the United States of America ("GAAP") as contained in the Accounting Standards Codification ("ASC") issued by the Financial Accounting Standard Board ("FASB").

Use of Estimates

The preparation of the financial statement in conformity with GAAP requires the Company's management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statement.

Cash and Cash Equivalents

The Company considers all highly liquid investments with an original maturity of three months or less from the purchase date to be cash equivalents.

Accounts Receivable

In July 2025, the FASB issued ASU 2025-05, Financial Instruments–Credit Losses (ASC Topic 326): Measurement of Credit Losses for Accounts Receivable and Contract Assets. The amendments in this update provide (1) all entities with a practical expedient and (2) entities other than public business entities with an accounting policy election when applying the guidance in ASC Topic 326, Financial Instruments–Credit Losses, to current accounts receivable and current contract assets arising from transactions accounted for under Topic 606, Revenue from Contracts with Customers. The practical expedient allows companies to assume conditions that exist of the balance sheet date persist throughout the forecast period when estimating the allowance for credit losses for both accounts receivables and contract assets. In addition, the accounting policy election allows Companies to consider subsequent collection after year end to further reduce the allowance for credit losses. The amendments will be effective for annual reporting periods beginning after December 15, 2025. Early adoption is permitted. The Company is currently evaluating the impact of the new standard on its financial statements and related disclosures.

The Company presents its accounts receivable at cost less an allowance for credit losses. In accordance with ASC Topic 326-20, the Company evaluates its fees receivable and will establish an allowance for credit losses, if necessary, based on historical experience and current credit conditions. No allowance for credit losses is deemed necessary at December 31, 2025.

1.   **NATURE OF BUSINESS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont'd)**

Revenue Recognition

The Company accounts for revenue in accordance with ASC 606, Revenue from Contracts with Customers ("ASC 606"), using the modified retrospective adoption method. Under ASC 606, revenues are recognized when control of the promised goods or services is transferred to the customer in an amount that reflects the consideration the Company expects to be entitled to in exchange for transferring those goods or services. Revenue is recognized based on the following five-step model:

- Identification of the contract with a customer
- Identification of the performance obligations in the contract
- Determination of the transaction price
- Allocation of the transaction price to the performance obligations in the contract
- Recognition of revenue when, or as, the Company satisfies a performance obligation

Private Placement Fees: The Company provides advisory services in raising capital. The Company's performance obligations are satisfied at the point in time of the acceptance of the commitment by the fund. The placement contracts are billed in 4 equal installments over a period of 18 months, with the first occurring at the date of acceptance by the fund. In order for the Company to earn and be able to bill each additional installment, the placed individual must not default and maintain all additional capital calls required by the fund. Due to the inherent uncertainty regarding whether or not the placed individual will be able to meet these requirements, revenue is earned at the time that all conditions are met for the Company to be able to bill the installment.

Trailing Fees and Incentive Fees: The Company may derive ongoing revenue earned from previous placement transactions that is recognized as earned on the terms of the underlying placement agreements and is based on the market value of the private placement investments. The Company meets its performance obligations at the time of placement, though fees are earned for the duration of each investor's investment. The two components of Company revenue are: (a) Investment Trailing Fees: fees based as a percentage of market value (or net asset value) as of each month-end, thus a variable consideration which is recognized by the Company when such fees can be estimated with a high degree of certainty, and (b) Investment Incentive Fees: fees based as a percentage of investment performance that are calculated as of each month-end but are paid to the Company on an annual basis based on the investment performance for the calendar year. In some instances, the Incentive Fees are determined at the end of a three-year period. Incentive Fees are subject to a claw-back provision whereby negative investment performance within a given month reduces the cumulative Incentive Fee for the year, until crystallization occurs as of calendar year-end, or the end of the contract, and the Incentive Fee is known with a certainty of receipt by the Company. These performance-based fees are considered variable consideration and are recognized by the Company upon crystallization.

Income Taxes

The Company is a single-member limited liability company, which is a disregarded entity for federal and state income tax purposes and is not subject to taxes on its income. The Parent files a consolidated tax return including the operations of the Company. The Parent has elected to be

1.   **NATURE OF BUSINESS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont'd)**

treated as a partnership for federal and state income tax purposes and as such, there is no provision for federal and state income taxes as the net income or loss of the Company is included on the tax return of the members of the Parent. The Company's Parent is subject to New York City Unincorporated Business Tax ("NYC UBT").

Fair Value Measurements

In accordance with ASC Topic 820, Fair Value Measurement, the fair value estimates are measured within the fair value hierarchy. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurements) and the lowest priority to unobservable inputs (Level 3 measurements). The three levels of the fair value hierarchy under applicable guidance are described below:

- Level 1 - Unadjusted quoted prices in active markets that are accessible at the measurement date for identical, unrestricted assets or liabilities;
- Level 2 - Quoted prices in markets that are not active, or inputs that are observable either directly or indirectly, for substantially the full term of the asset or liability;
- Level 3 - Prices or valuation techniques that require inputs that are both significant to fair value measurement and unobservable (i.e., supported by little or no market activity).

During 2025 the Company invested all of its cash in a money market fund. At December 31, 2025, $419,177 was invested in the Dreyfus Government Cash Management Fund. This fund seeks to invest in securities that present minimal credit risk, based on BNY Mellon Investment Adviser's assessment of the issuer's or guarantor's credit quality and capacity to meet its financial obligations, which may include environmental, social and governance (ESG) factors as appropriate and applicable. The Company's investment in the fund is held in its brokerage account at Pershing, LLC, which is a member of Securities Investor Protection Corporation ("SIPC"). This investment is a Level 1 investment within the fair value hierarchy. At December 31, 2025, the carrying value of the Company's financial instruments, such as cash and cash equivalents and accounts receivable, approximate their fair values due to the nature of their short-term maturities.

2.   **RELATED PARTY TRANSACTIONS**

At the beginning of the year, the Company owed its Parent Company $92,477. During the year ended December 31, 2025, pursuant to an expense sharing agreement with the Parent, the Company recognized expenses and increased the balance due to its Parent. During the year ended December 31, 2025, the Parent forgave $324,671 in debt. As of December 31, 2025, $107,289 remains payable to the Parent, and is recorded as a due to Parent on the statement of financial condition.

The Parent has indicated that it can and will provide additional capital as needed to sustain the Company for one year from the date these financial statements were available to be issued.

3.   **CONCENTRATIONS AND UNCERTAINTIES**

The Company is engaged in securities transactions with counterparties in the normal course of business. In the event that counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counterparty or issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing of each counterparty.

Approximately 88% of accounts receivable at December 31, 2025 were from one client.

A second client accounted for 10% of accounts receivable at December 31, 2025.

Cash equivalents consisting of $419,177 are invested in a money market fund that is protected by the Securities Investor Protection Corporation ("SIPC"). SIPC insures up to $500,000 for money markets. As of December 31, 2025, $0 of the money market fund is uninsured.

4.   **INDEMNIFICATIONS**

The Company provides representations and warranties to counterparties in connection with a variety of commercial transactions and occasionally indemnifies them against potential losses caused by the breach of those representations and warranties. These indemnifications generally are standard contractual terms and are entered into in the normal course of business. The maximum potential amount of future payments that the Company could be required to make under these indemnifications cannot be estimated. However, the Company believes that it is unlikely it will have to make material payments under these arrangements and has not recorded any contingent liability in the financial statements for these indemnifications.

5.   **REGULATORY REQUIREMENTS**

As a registered broker-dealer, the Company is subject to the net capital provisions of Rule 15c3-1 of the Securities Exchange Act of 1934, which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital shall not exceed fifteen times net capital, as defined by the rule. At December 31, 2025, the Company had net capital of $268,431, which exceeded the requirement by $254,623. The percentage of aggregate indebtedness to net capital was 77.16%.

The Company did not claim an exemption under paragraph (k) of 17 C.F.R. 240.15c-3, and the Company may file an Exemption Report relying on Footnote 74 of SEC Release No 34-70073 adopting amendments to 17 C.F.R. 240. 17a-5 because it limits its business activities as a Non-Covered Firm and does not hold customers' cash or securities on behalf of customers and, therefore, has no obligations under SEC Rule 15c3-3 under the Securities and Exchange Act of 1934 for the year ended December 31, 2025. The Company had no exceptions under Rule 15c3-3 throughout the year ended December 31, 2025.

6. **CONTINGENCIES**

The Company is currently not party to any arbitration claims, counterclaims or lawsuits.

The Company is a registered broker-dealer and as such is subject to the continuous review and supervision of those who regulate its industry, including FINRA, the United States Securities and Exchange Commission and the various securities commissions of the states and jurisdictions in which it operates.

As part of the regulatory process, the Company is subject to routine examinations, the purpose of which is to determine the Company's compliance with rules and regulations promulgated by the examining regulatory authority. It is not uncommon for the regulators to assert, upon completion of an examination, that the Company has violated certain of these rules and regulations. Where possible, the Company endeavors to correct such asserted violations as soon as possible. In certain circumstances and depending on the nature and extent of the violations, the Company may be subject to disciplinary action, including fines.

7. **SEGMENT INFORMATION**

The Company operates as a broker-dealer and has one operating segment, as defined under ASC 280, Segment Reporting. The Company's business activities consist primarily of providing private placement services for financial advisory clients, including acting as a broker selling interests in hedge funds. The Company has identified its President and CEO as the chief operating decision maker ("CODM"). The CODM uses excess net capital, which is not a measure of profit and loss, to make operational decisions while maintaining capital adequacy. The Company's operations constitute a single operating segment and therefore, a single reportable segment, because the CODM manages the business activities using information of the Company as a whole. The accounting policies used to measure the profit and loss of the segment are the same as those described in the summary of significant accounting policies.

The accompanying Statement of Financial Condition presents all segment assets of this single reporting segment.

8. **SUBSEQUENT EVENTS**

The Company has performed an evaluation of events that have occurred subsequent to December 31, 2025, and through March 31, 2026, the date of the filing of this report. There have been no material subsequent events that occurred during such period that would require disclosure in this report or would be required to be recognized in this financial statement as of December 31, 2025.